Tempo Offices, Unit B9, 431 Roberts Rd, Subiaco, Western Australia, 6008 Tel: + 618 9445 1006 Fax: + 618 9204 2383 Email: invest@missionnewenergy.com

26 October 2011
ASX ANNOUNCEMENT

Mission NewEnergy to Report First Quarter Fiscal 2012 Financial Results on Wednesday, November 9, 2011

Mission NewEnergy Limited (NASDAQ: MNEL, ASX:MBT), a global provider of environmentally sustainable biofuels, today announced that the Company will report financial results for the first quarter of fiscal 2012 ended September 30, 2011, after market close on Wednesday, November 9, 2011. The Company will host a conference call to discuss these results at:

•	5:00 p.m. USA Eastern Standard Time on Wednesday, November 9, 2011
•	5:00 am Western Australia Standard Time, Thursday, November 10, 2011

Mission participants will include Nathan Mahalingam, Chief Executive Officer, Guy Burnett, Chief Financial Officer and James Garton, Head of Corporate Finance.

To participate in the conference call, please dial 888-338-8373 (U.S.), +1 973-872-3000 (international), or 1800-637-926 (Australia) and reference the conference ID access code 22294328. The presentation will also be available via a live webcast at http://investor.shareholder.com/media/eventdetail.cfm?eventid=104641&CompanyID=AMDA-G9CX6&e=1&mediaKey=E44FB7072A8E5944B967BD47573ED364.

A replay of the webcast will be available in the investor centre section of the Company's website at www.missionnewenergy.com, approximately two hours after the conclusion of the call and remain available for approximately 60 calendar days.

- Announcement ends -

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and one of the world’s largest Jatropha plantation companies. At full capacity we can produce 105 million gallons of biodiesel and have over 194,000 acres of plantation representing a sustainable non-edible oil supply of an estimated 22 million barrels. Jatropha Curcas, an inedible biofuel feedstock, is being cultivated by Mission’s contract farmers on marginal lands. Through the realization of Jatropha by-product value, Mission is working towards a zero cost of sustainable non-edible fuel source.

For more information and a copy of this announcement, please visit www.missionnewenergy.com or contact:

Investor Relations:	Media Contact:
Stern Investor Relations, Inc.	SMA Global
Julia Avery	Jason Drennan
+ 1 (212) 362-1200	+1 (310) 566-7070
julia@sternir.com	Jason.drennan@smaglobal.com

Company Contact:
James Garton
Head Corporate Finance, M&A
Phone: + 1 (210) 841-5741
james@missionnewenergy.com